Exhibit (a)(2)

MGM MIRAGE TAKES NEUTRAL POSITION
REGARDING TRACINDA TENDER OFFER

Las Vegas, Nevada, December 15, 2006 — MGM MIRAGE (NYSE: MGM) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) in response to an unsolicited tender offer by its majority stockholder, Tracinda Corporation (“Tracinda”), to purchase up to 15 million shares of the common stock, par value $.01 per share, of MGM MIRAGE for $55.00 per share in cash (the “Offer”). The terms and conditions of the Offer are provided in an Offer to Purchase and the related Letter of Transmittal (collectively, the “Offer to Purchase”) filed with the SEC by Tracinda on December 4, 2006. If Tracinda purchases all 15 million shares sought in the Offer, its ownership of MGM MIRAGE will increase from 56.0% to 61.3% of the outstanding common stock; however, MGM MIRAGE will continue to be a publicly traded corporation listed on the New York Stock Exchange.

After announcement of the Offer, the Board of Directors of MGM MIRAGE formed a Special Committee of independent directors having no affiliation with Tracinda to evaluate the terms and conditions of the Offer. As disclosed in the Schedule 14D-9 Solicitation/Recommendation Statement filed with the SEC by MGM MIRAGE today, the Special Committee has determined not to make any recommendation to stockholders as to whether they should, or should not, tender any or all of their shares in the Offer. The Special Committee believes that each stockholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision that should be based upon each stockholder’s particular circumstances and expectations.

The Special Committee believes that each stockholder should review the Offer, consult its financial and tax advisors and make an independent determination on the Offer using all available information, including the factors considered by the Special Committee. These factors are described in MGM MIRAGE’s Schedule 14D-9, which will be mailed to stockholders on or about December 15, 2006. The Schedule 14D-9 and the Offer to Purchase contain important information that should be read carefully before any decision is made with respect to tendering in the Offer. Stockholders can receive copies of such documents, free of charge, at the SEC’s web site, www.sec.gov.

Gibson, Dunn & Crutcher LLP provided legal advice to the Special Committee and Morgan Stanley served as the Special Committee’s financial advisor.

MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected hotel and gaming companies, owns and operates 23 properties located in Nevada, Mississippi and Michigan, and has investments in three other properties in Nevada, New Jersey and Illinois. The Company has entered into agreements to sell its three Primm Valley Resort properties located in Primm, Nevada and its Colorado Belle and Edgewater properties located in Laughlin, Nevada. In addition, the Company has major new developments under construction in Nevada, Michigan and Macau S.A.R. CityCenter is a multi-billion dollar mixed-use urban development in the heart of the Las Vegas Strip; a new MGM Grand hotel and casino complex is being built in downtown Detroit; and the Company has a 50% interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.